SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of

The Securities Exchange Act of 1934

For the fiscal year ended December 31, 2002

Commission File No. 1-7810

ENERGEN CORPORATION EMPLOYEE SAVINGS PLAN

(Full title of the plan)

ENERGEN CORPORATION

605 Richard Arrington, Jr. Boulevard North

Birmingham, Alabama 35203-2707

Required Information. The Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 2002 and 2001, which have been prepared in accordance with the financial reporting requirements of ERISA, and the consent of PricewaterhouseCoopers, are filed as a part of this annual report:

Signatures: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ENERGEN CORPORATION EMPLOYEE SAVINGS PLAN

/s/W. D. SELF June 10, 2003

W. D. SELF Date

CHAIRMAN OF ENERGEN BENEFITS COMMITTEE AND

VICE PRESIDENT-HUMAN RESOURCES AND

ADMINISTRATION, ENERGEN CORPORATION

/s/G. C. KETCHAM June 10, 2003

G. C. KETCHAM Date

MEMBER OF ENERGEN BENEFITS COMMITTEE AND

EXECUTIVE VICE PRESIDENT, CFO AND TREASURER,

ENERGEN CORPORATION

Energen Corporation Employee Savings Plan

Financial Statements and Supplemental Schedules

For the Year Ended December 31, 2002

Energen Corporation

Employee Savings Plan

Contents

For the Year Ended December 31, 2002

Pages

Report of Independent Accountants 1

Financial Statements

Statements of Net Assets Available for Plan Benefits 2

Statement of Changes in Net Assets Available for Plan Benefits 3

Notes to Financial Statements 4

Supplemental Schedules

Schedule of Assets (Held At End of Year) 10

Schedule of Reportable Transactions 11

Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Accountants

To the Participants and Energen Benefits Committee of

Energen Corporation Employee Savings Plan

In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Energen Corporation Employee Savings Plan (the Plan) at December 31, 2002 and 2001 and the changes in net assets available for plan benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PRICEWATERHOUSECOOPERS LLP

May 19, 2003

Energen Corporation

Employee Savings Plan

Statements of Net Assets Available for Plan Benefits

December 31, 2002 and 2001

	2002	2001

Assets
Investments, at fair value (Notes 4 and 5)
Energen Corporation common stock	$ 94,597,994	$ 78,013,146
Other investments	55,215,711	58,683,249
Employer contributions receivable	766,981	537,590
Employee contributions receivable	404,803	365,189
Total assets	$ 150,985,489	$ 137,599,174
Net Assets Available for Plan Benefits
Net assets available for plan benefits	$ 150,985,489	$ 137,599,174

The accompanying notes are an integral part of these financial statements.

Energen Corporation

Employee Savings Plan

Statement of Changes in Net Assets Available for Plan Benefits

For the Year Ended December 31, 2002

Additions
Employer contributions	$ 3,949,731
Employee contributions	4,804,549
Interest and dividend income (Note 5)	3,731,913
Net appreciation in fair value of investments (Notes 4 and 5)	6,375,412
Increase in cash surrender value of life insurance	3,792
Other receipts	201
Total additions	18,865,598
Deductions
Distributions to participants	5,466,824
Insurance premiums	4,959
Administative expenses	7,500
Total deductions	5,479,283
Net increase	13,386,315
Net assets available for plan benefits
Beginning of year	137,599,174
End of year	$ 150,985,489

The accompanying notes are an integral part of these financial statements.

Energen Corporation

Employee Savings Plan

Notes to Financial Statements

For the Year Ended December 31, 2002

  Description of Plan

  The following description of the Energen Corporation Employee Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

  General

  The Plan was established to cover substantially all employees of Energen Corporation and its subsidiaries (the "Employer"). The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974.

  Employees are eligible to participate in the Plan after completing three months of service as defined in the Plan agreement.

  The Plan is administered by the Energen Benefits Committee ("Administrative Committee") whose members are appointed by the Board of Directors of the Employer. The assets of the Plan are held and invested by Vanguard Fiduciary Trust Company (the "Trustee"). Accordingly, all investment transactions with the Trustee qualify as party-in-interest transactions.

  Contributions

  Contributions to the Plan may consist of employee elective contributions, employer matching contributions and Employee Stock Ownership Plan ("ESOP") contributions, and rollover contributions. Employee elective contributions, if any, are made by payroll deduction in an amount equal to any whole percentage of the employee's compensation, not to exceed 30% thereof and not less than 2% thereof. Employer matching contributions are invested directly into Energen Corporation common stock ("Energen stock"). This contribution is currently 50% of each employee's elective contribution not to exceed 6% of the employee's compensation. Contributions by highly compensated employees are subject to certain limitations. The Employer has the discretion to increase the employer matching contribution percentage.

  Employer ESOP contributions are presently being funded each quarter and are at the discretion of the Employer. The formula used to allocate the employer ESOP contribution is determined annually. Current contribution levels range from 2.25% to 7% of the employee's annual compensation, based on the employee's age.

  Effective January 1, 2002, a member who has both reached age 55 and become fully vested in his matching contribution account may elect from time to time to diversify up to 100% of amounts credited to his matching contribution account among the available investment options. Effective March 1, 2002, a member who has not reached age 55 but who has become fully vested in his matching contribution account may elect from time to time to diversify up to 40%. Effective March 1, 2002, a member may diversify his dividend reinvestment account among the available investment options at any time.

  When an ESOP participant has both reached age 55 and has a fully vested interest in his ESOP account, he may from time to time elect to diversify the balance in his ESOP account. Effective March 1, 2002, a member who has not reached age 55 but who has become fully vested in his ESOP account may elect from time to time to diversify up to 40% of amounts credited to his matching contribution account among the available investment options.

  Investment Options

  The Plan provides for separate investment programs, which allow participants to direct their investing among different investment options. The Plan offers twelve mutual funds, one money market fund, and Energen stock as investment options for participants.

  Prior to December 31, 1986, there was a life insurance option available to participants of the Plan. No new contracts may be purchased under this option; however, participants that were enrolled in this option may still contribute to this fund, which invests in universal life insurance policies. The insurance premium amounts are deducted from the participant's pay on a tax deferred basis along with other employee elective contributions to the Plan. The Employer then directly remits payment to the insurance company to cover the insurance premiums.

  Participant Loans

  Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance as defined in the Plan agreement. Loan transactions are treated as transfers between the investment fund and the participant loan fund. Loans must be repaid within five years unless such loan is used to acquire a principal residence. Interest rates on outstanding loans range from 5.25% to 11.5% at December 31, 2002 and from 5.75% to 11.5% at December 31, 2001.

  Participants' Accounts/Benefits

  An account is maintained for each participant in the Plan. The accounts are credited with the employees' elective contributions, their allocated portion of the employer matching and employer ESOP contributions, and investment earnings. Distributions, withdrawals, and allocated expenses are subtracted from the account balances. Participants' vested account balances represent the benefits available to the participants upon retirement, disability, death, or termination of service.

  A participant may elect to receive a lump-sum distribution equal to the vested balance of his/her account or may leave it in the Plan if the vested balance is $5,000 or more. However, total distribution must be taken no later than April 1 following the year the participant reaches age 70-1/2. Investment of a participant's account in Energen stock shall be distributed in the form of a lump-sum distribution of either Energen stock or cash as the participant (or beneficiary) elects.

  Vesting

  Each participant has a fully vested and nonforfeitable right to all employee elective and rollover contributions and earnings thereon. A participant's employer matching and employer ESOP contribution accounts become fully vested upon the earlier of normal retirement, disability, death, termination of the Plan, three years of service as a plan member, or three years of service.

  Forfeitures

  Forfeitures occur when a nonvested participant receives a distribution of the vested value of their account or when a nonvested participant is absent from service with the Employer for a period of 60 consecutive months commencing on the participant's date of separation as defined in the Plan agreement. The Employer uses all forfeitures to reduce subsequent employer contributions to the Plan.

  Termination

  The Employer retains the right to amend or terminate the Plan at any time. No amendment may permit any Plan assets to revert to the Employer, reduce a participant's benefit, or be used for any purpose other than to provide benefits to participants and their beneficiaries. In the event of termination, the Administrative Committee may, with the Employer's approval, either (1) continue the Vanguard Fiduciary Trust Company Trust Fund ("Trust Fund") either through the existing trust agreement or through successor funding media or (2) terminate the Trust Fund, pay all expenses, and direct the payment of benefits, either in the form of lump-sum distributions, transfers to another qualified plan, or any other form selected by the Administrative Committee. Any asset not required to be distributed to participants will be returned to the Employer.

  Summary of Significant Accounting Policies

  Basis of Financial Statements

  The financial statements of the Plan are maintained on the accrual basis and have been prepared in conformity with accounting principles generally accepted in the United States of America.

  Investments

  Energen stock, mutual funds, and the money market fund are valued at fair value based on quoted market prices. Quoted market prices are based on the last reported sales price on the last business day of the year as reported by the principal securities exchange on which the security is traded. Participant loans are valued at cost, which approximates fair value.

  Purchases and sales of investments are reflected as of the trade date. Dividend income is recorded on the ex-dividend date. Investment income is recorded when earned.

  The Plan presents in the statement of changes in net assets available for plan benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

  Contributions

  Contributions from the Employer are accrued based on amounts declared by the Employer's Board of Directors. Contributions from employees are recorded in the period in which the Employer makes the deductions from the participants' pay.

  Administrative Fees

  The Employer provides certain administrative and accounting services to the Plan at no cost and also pays certain other administrative expenses on behalf of the Plan.

  Use of Estimates

  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and changes therein. Actual results could differ from those estimates.

  Risks and Uncertainties

  The Plan provides for various investment options which, in turn, invest in any combination of stocks, mutual funds, and other investment securities. Generally, all investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances, and the amounts reported in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

  Income Tax Status

  The Internal Revenue Service has determined and informed the Plan by a letter dated July 3, 1997, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC").

  Effective January 30, 2002, the Plan was amended and restated. The Employer has not yet received a determination letter for the amended and restated Plan. The Plan's administrator and the Plan's tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and that, therefore, the Plan continues to qualify under Section 401(a) and continues to be tax-exempt at December 31, 2002 and 2001. Therefore, no provision for income taxes is included in the Plan's financial statements.

  Investments

  Investment information at December 31, 2002 and 2001 and for the year ended December 31, 2002 is as follows:

		Fair Value
		2002	2001

*	Energen Corporation common stock	$ 94,597,994	$ 78,013,146
	Money market fund	11,161,488	10,779,654
	Mutual funds	38,373,401	42,643,810
	Participant loans	5,605,906	5,188,662
	Cash surrender value of life insurance	74,916	71,123
		$149,813,705	$136,696,395

  The Plan's investments (including investments bought and sold, as well as those held during the year) had net appreciation in fair value of $6,375,412 during the year ended December 31, 2002, as follows:

*	Energen Corporation common stock	$ 14,303,922
	Mutual funds	(7,928,510)
		$ 6,375,412

  The following individual investments represent 5% or more of the net assets available for plan benefits at December 31, 2002 and 2001:

Fair Value
		2002	2001

*	Energen Corporation common stock	$ 94,597,994	$ 78,013,146
	Vanguard 500 Index Fund	$ 11,593,804	$ 14,890,777
	Vanguard Prime Money Market Fund	$ 11,161,488	$ 10,779,654
	Vanguard Morgan Growth Fund	$ -	$ 6,885,668

  *Investment includes both nonparticipant-directed and participant-directed activity.

  Nonparticipant-Directed Investments

Information about the net assets and significant components of the changes in net assets relating to the nonparticipant-directed investment are as follows:
	December 31,
	2002	2001

**Net Assets
Energen Corporation common stock, at fair value	$ 94,597,994	$ 78,013,146
Employer contributions receivable	766,981	537,590
Employee contributions receivable	47,214	43,069
	$ 95,412,189	$ 78,593,805

	Year
	Ended
	December 31,
	2002

**Changes in Net Assets
Employer contributions	$ 3,949,731
Employee contributions	773,866
Dividend income	2,255,094
Net appreciation in fair value of investment	14,303,922
Distributions to participants	(2,784,120)
Administrative expenses	(200)
Transfers to participant-directed investments	(1,679,909)
	$ 16,818,384

**	Amounts disclosed include participant-directed and non-participant directed amounts and activity.

Supplemental Schedules

Energen Corporation

Employee Savings Plan

Schedule of Assets (Held At End of Year)

December 31, 2002

(a)	(b)	(c)	(d)	(e)

		Description of Investment Including
	Identity of Issuer, Borrower,	Maturity Date, Rate of Interest,		Current
	Lessor, or Similar Party	Collateral, Par or Maturity Value	Cost	Value

*	Energen Corporation	Common stock	$ 50,744,852	$ 94,597,994
*	Vanguard Morgan Growth Fund	Mutual fund	**	5,320,615
*	Vanguard 500 Index Fund	Mutual fund	**	11,593,804
*	Vanguard Prime Money Market Fund	Money market fund	**	11,161,488
*	Vanguard Wellington Fund	Mutual fund	**	6,185,471
*	Vanguard Long-Term Corporate
	Fund	Mutual fund	**	2,530,064
*	Vanguard Windsor II Fund	Mutual fund	**	4,701,801
*	Vanguard International Growth Fund	Mutual fund	**	1,976,225
*	Vanguard Life Strategy Growth Fund	Mutual fund	**	1,399,117
*	Vanguard Small-Cap Index Fund	Mutual fund	**	1,444,192
*	Vanguard Life Strategy Income Fund	Mutual fund	**	154,376
*	Vanguard Life Strategy
	Conservative Growth Fund	Mutual fund	**	646,858
*	Vanguard Intermediate-Term
	Corporate Fund	Mutual fund	**	1,607,294
*	Vanguard Life Strategy
	Moderate Growth Fund	Mutual fund	**	813,584
*	Participant loans	Various maturity dates and rates
		ranging from 5.25% to 11.5%	**	5,605,906
	First Colony Life Insurance Company	Cash surrender value of life insurance	**	74,916

				$149,813,705

*	Denotes party-in-interest to the Plan.
**	Cost of participant-directed investments is not required.

Energen Corporation

Employee Savings Plan

Schedule of Reportable Transactions

For the Year Ended December 31, 2002

(a)	(b)	(c)	(d)	(g)	(h)	(i)

Current
Value of
Asset on
Identity of	Description	Purchase	Selling	Cost of	Transaction	Net Gain
Party Involved	of Asset	Price	Price	Asset	Date	or (Loss)

Energen Corporation	Common Stock	$ 8,147,730	$ 5,866,804	$ 3,673,344	$ 5,866,804	$ 2,193,460

Note: Information required in columns e and f is not applicable.

Consent of Independent Accountants

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-46641) of Energen Corporation of our report dated May 19, 2003 relating to the financial statements of the Energen Corporation Employee Savings Plan, which appears in this Form 11-K.

/s/PRICEWATERHOUSECOOPERS LLP

PRICEWATERHOUSECOOPERS LLP

BIRMINGHAM, ALABAMA

JUNE 10, 2003